ClearBridge American Energy MLP Fund Inc.

620 Eighth Avenue, 49th Floor

New York, Y 10018

June 21,2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Vincent 1. Di Stefano, Senior Counsel

Re:	ClearBridge American Energy MLP Fund Inc.
Pre-Effective Amendment to the Registration Statement on
Form N-2, File Nos. 333-186787 and 811-22805

Dear Mr. Di Stefano:

ClearBridge American Energy MLP Fund Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Standard Time, on June 25, 2013, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the nited States.

We request that we be notified of such effectiveness by telephone call to Sarah Cogan of Simpson Thacher & Bartlett LLP at (212) 455-3575.

Very truly yours,

CLEARBRIDGE AMERICAN ENERGY MLP FUND INC.

By:
Name: Robert I. Frenkel
Title: Chief Legal Officer and Secretary

[Acceleration Request Letter]

Global Markets & Investment Banking

One Bryant Park – 8th Floor
New York, New York 10036
646-855-6780

June 21, 2013

Mr. Vincent J. Di Stefano

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ClearBridge American Energy MLP Fund Inc.

Registration Statement on Form N-2

File Nos. 333-186787 and 811-22805

Dear Mr. Di Stefano:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on February 22, 2013 and the Preliminary Prospectus dated May 23, 2013, began on May 29, 2013 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on June 25, 2013, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 77,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of ClearBridge American Energy MLP Fund Inc. (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on June 25, 2013 or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 3 to the Registration Statement.

Sincerely,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

On behalf of the Several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Vice President